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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               ASML HOLDING N.V.
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                              (Name of Issuer)

                COMMON STOCK, NOMINAL VALUE EURO 0.02 PER SHARE
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                       (Title of Class of Securities)

                                   N07059111
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                                 (CUSIP Number)

                                 MARCH 28, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

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CUSIP NO. N07059111               SCHEDULE 13G                 PAGE 2 OF 5 PAGES
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  1     NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Koninklijke Philips Electronics N.V.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]


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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
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    Number of
                           5       SOLE VOTING POWER

     Shares                        27,250,000
                           -----------------------------------------------------
   Beneficially            6       SHARED VOTING POWER

                                   0
     Owned by              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

       Each                        27,250,000
                           -----------------------------------------------------
     Reporting             8       SHARED DISPOSITIVE POWER

    Person With                    0
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        27,250,000
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 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.71%*
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

        HC
--------------------------------------------------------------------------------


---------
* Calculated based on the number of ordinary shares outstanding as reported by ASML Holding N.V.

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Item 1(a)   Name of Issuer:

            ASML Holding N.V.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1110 De Run, 5503 LA Veldhoven, The Netherlands

Item 2(a)   Name of Person Filing:

            Koninklijke Philips Electronics N.V.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

Item 2(c)   Citizenship:

            The Netherlands

Item 2(d)   Title of Class of Securities:

            Common Stock, nominal value Euro 0.02 per Share

Item 2(e)   CUSIP Number:

            N07059111

Item 3.     N/A

Item 4.     Ownership.

            (a)   Amount beneficially owned: 27,250,000.

            (b)   Percent of class: 5.71%.

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote 27,250,000.

                  (ii)  Shared power to vote or to direct the vote 0.

                  (iii) Sole power to dispose or to direct the disposition of
                        27,250,000.

                  (iv) Shared power to dispose or to direct the disposition of 0.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

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            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of Group

            N/A

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 7, 2003             KONINKLIJKE PHILIPS ELECTRONICS N.V.,

                                    a Netherlands Corporation



                                    By:      /s/ J.H.M. Hommen
                                        ----------------------------------------

                                    Name:    J.H.M. Hommen

                                    Title:   Executive Vice-President